

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 1, 2023

James E. Besser
Chief Executive Officer
Modular Medical, Inc.
10740 Thornmint Drive
San Diego, California 92127

     Re: Modular Medical, Inc.
           Registration Statement on Form S-1
           Filed April 24, 2023
           File No. 333-271413

Dear James E. Besser:

     This is to advise you that we have not reviewed and will not review your registration statement.

     Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Please contact Conlon Danberg at 202-551-4466 with any questions.

                  Sincerely,

                  Division of Corporation Finance
                  Office of Industrial Applications and Services

cc: Lawrence Metelitsa, Esq.